

November 9, 2010

Via U.S. Mail

Thomas Dietiker
Opto Circuits (India) Ltd.
Plot No. 83
Electronics City, Hosur Road
Bangalore, India 560 010

> **Re: Cardiac Science Corporation**
> **Schedule TO-T**
> **Filed by Opto Circuits (India) Ltd. and Jolt Acquisition Company**
> **Filed on November 1, 2010**
> **File No. 005-80975**

Dear Mr. Dietiker:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

Source and Amount of Funds, page 34

1. We note that you intend to fund the purchase of shares in the offer with existing credit lines. Please provide the disclosure required by Item 1007(d) and Item 1016(b) with respect to these existing credit lines.

Letter of Transmittal

2.   Please provide an analysis supporting your reference to Treasury Department
        Circular 230, or delete the legend.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

        You may contact me at (202) 551-3503 if you have any questions regarding our
comments, or, if you require further assistance, you may call Daniel F. Duchovny, Special
Counsel, at (202) 551-3619.

                                        Sincerely,

                                        David L. Orlic
                                        Special Counsel
                                        Office of Mergers & Acquisitions

cc: Via facsimile: (414) 978-8801
        Ryan P. Morrison, Esq.
        Quarles & Brady LLP